Exhibit (d)(5)

AMENDMENT TO THE
Investment SUB-ADVISORY AGREEMENT

THIS AMENDMENT, effective as of December 17, 2025 (the “Effective Date”), this amendment to the Investment Sub-Advisory Agreement, dated as of May 9, 2025 (the “Sub-Advisory Agreement”), is entered into by and between Tortoise Capital Advisors, L.L.C., a Delaware limited liability company (the “Adviser”) and Exchange Traded Concepts, LLC, an Oklahoma limited liability company (the “Sub-Adviser”).

RECITALS

WHEREAS, the Adviser and Sub-Adviser have entered into the Sub-Advisory Agreement with respect to certain series of Tortoise Capital Series Trust (the “Trust”); and

WHEREAS, the parties desire to amend Schedule A of the Sub-Advisory Agreement to update the series of the Trust; and

WHEREAS, Section 10 of the Sub-Advisory Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree that Schedule A of the Advisory Agreement is superseded and replaced with Schedule A attached hereto.

Except to the extent amended hereby, the Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the Effective Date.

TORTOISE CAPITAL ADVISORS, L.L.C.

By:
Printed Name:	Jeffrey Kruske
Title:	Chief Operating Officer
Date:	December 17, 2025

EXCHANGE TRADED CONCEPTS, LLC

By:
Printed Name:	J. Garrett Stevens
Title:	Chief Executive Officer
Date:	December 17, 2025

SCHEDULE A

FUNDS AND FEES

Series	Annual Fee Rate as % of Current Net Allocated Assets

Fund	Minimum Annual Fee	Annual Rate
Tortoise North American Pipeline Fund Effective Date: May 9, 2025 Initial Term: May 9, 2027	$20,000*

3.5 bps (0.035%) on the first $250 million of the Fund’s net assets; and

2.5 bps (0.025%) on the next $250 million of the Fund’s net assets; and 2 bps (0.02%) on Fund net assets in excess of $500 million.

Tortoise Global Water Fund Effective Date: July 11, 2025 Initial Term: July 11, 2027	$20,000*

3.5 bps (0.035%) on the first $250 million of the Fund’s net assets; and

2.5 bps (0.025%) on the next $250 million of the Fund’s net assets; and 2 bps (0.02%) on Fund net assets in excess of $500 million.

Tortoise MLP ETF Effective Date: December 17, 2025 Initial Term: December 17, 2027	$30,000*

4 bps (0.04%) on the first $250 million of the Fund’s net assets; and

3.5 bps (0.035%) on the next $250 million of the Fund’s net assets; and 3 bps (0.03%) on Fund net assets in excess of $500 million.

*. Notwithstanding the foregoing, once the total of the fees payable to the Sub-Adviser with respect to a Fund in any calendar year equals or exceeds the aggregate of the Minimum Annual Fee payable by the Funds for such calendar year (or the pro rata portion of the aggregate Minimum Annual Fee payable for partial calendar years), no Fund shall be required to make further payments of the Minimum Annual Fee with respect to such Fund for that calendar year.

Dated: May 9, 2025

Amended: December 17, 2025

Schedule A - Page 1